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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #03/04 ISSUED ON FEBRUARY 9, 2004

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on February 9, 2004 (#03/04)

February 9, 2004	03/04
For immediate release	Page 1 of 2

QUEBECOR WORLD EXPANDS AND IMPROVES
U.S. DIGITAL PRINTING PLATFORM

Montréal, Canada — Quebecor World (NYSE; TSX: IQW) is pleased to announce that it is making significant improvements to its book services digital printing platform by upgrading systems with the latest technology and redeploying existing assets to better respond to our customer needs. The improvements will increase capacity and provide Quebecor World's book services group with a flexible, inter-plant digital platform.

Quebecor World's Book Services digital printing will be concentrated at two facilities, QW Eusey Press in Leominster, Mass. and QW Dubuque, Iowa. As part of this project Quebecor World is installing four high-speed, high-resolution IBM 4100HD systems for black text. This state-of-the-art technology is a cost effective digital printing solution that delivers superior print quality at 600 dpi output. The addition of this new capacity complements the existing digital color and variable data capabilities provided by the KBA 74 Karat and the Hewlett Packard Indigo 3000 digital sheetfed offset equipment.

"This digital configuration offers a strong multi-color text and component platform to support our customer's needs. Added to our extensive base of sheetfed, web offset and binding applications, we offer full service capabilities to our clients", states Gary Durand, Regional Vice President, General Manager Book Services Group.

"With mechanical binding and fulfillment services added to this production platform, we provide an effective cost model with flexibility to make adjustments to any run size and product life". Mr. Durand adds, "These upgrades have been well planned, and will result in a seamless process to serve our many valued customers. Digital print is the largest growth area in the printing industry and we are positioned to be a major player".

"These improvements will allow us be a single source for our customers multi-faceted printing needs," said John Bertuccini, President, Quebecor World Book and Directory Services. "Publishers, Commercial and Specialty customers will be able to take advantage of long-run, short-run, versioning and personalization opportunities using the same supplier in the same facility. The concentration of our digital platform will also enable us to maximize efficiencies and develop new and more cost-effective solutions for our customers."

For immediate release	Page 2 of 2

Quebecor World's Dubuque facility specializes in the educational book sector and our Eusey facility produces books, manuals, catalogs and specialty products for the nation's top book and specialty publishers.

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118
(800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: February 9, 2004

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD EXPANDS AND IMPROVES U.S. DIGITAL PRINTING PLATFORM
SIGNATURES